TAHOE RESOURCES REPORTS RECORD REVENUE AND CASH FLOW PER SHARE

Organizational Changes Announced

VANCOUVER, British Columbia – August 9, 2016 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) today announced strong financial and operations results for the second quarter and first half of 2016, including record half-year silver and gold production as well as record levels of revenue and cash flow per share for both the quarter and year to date. The Company also announced the election of Ron Clayton as President & Chief Executive Officer (“CEO”) and Elizabeth McGregor as Vice President & Chief Financial Officer (“CFO”), effective August 16, 2016.

Highlights of the second quarter (“Q2”) and first half (“Q2 YTD”) 2016 include:

•	Record half-year production of 11.4 million ounces silver and 167,168 ounces gold.
•	Q2 2016 production totaling 5.7 million ounces silver and 109,687 ounces gold.
•	La Arena mine pours one millionth gold ounce in May 2016.
•	Record revenue of $228.3 million in Q2 2016 and $360.4 million in Q2 YTD 2016.
•	Total cash costs(1) and all-in sustaining costs(1) (“AISC”) for gold and silver average below full-year target ranges.
•	Record cash flow provided by operating activities before changes in working capital of $116.0 million or $0.38 per share in Q2 2016 and $185.3 million or $0.69 per share in Q2 YTD 2016.
•	Adjusted earnings(1) of $57.9 million or $0.19 per share (basic and diluted) in Q2 2016 and $93.4 million or $0.35 per share (basic and diluted) in Q2 YTD 2016.
•	Earnings of $16.7 million or $0.05 per share (basic and diluted) in Q2 2016 and $54.6 million or $0.20 per share (basic and diluted) in Q2 YTD 2016.
•	Total dividends of $18.4 million and $32.1 million paid to shareholders in Q2 2016 and Q2 YTD 2016, respectively.
•	Total cash and cash equivalents at June 30, 2016 of $151.7 million.

Footnote:

(1)	Example of non-GAAP measure. See Cautionary Note on Non-GAAP Measures

Key developments during the quarter included the acquisition of Lake Shore Gold Corp. (“Lake Shore Gold”) on April 1, 2016, the achievement of commercial production for the Phase 1 operation at the Shahuindo gold mine, and the advancement of Phase 2 development at Shahuindo. Also, the Company commenced a new shaft project at the Bell Creek mine in Timmins designed to increase production and significantly extend mine life. In addition, the Company acquired a 2% net smelter return royalty related to production at Bell Creek and signed a letter of intent to acquire the 30% of the Whitney Project that Tahoe does not already own. The Whitney Project covers nearly 9 km2 of highly prospective property located approximately 4 km from the Bell Creek Mill in Timmins, Ontario.

Kevin McArthur, Tahoe’s executive chair commented, “We had a very strong first half of 2016, including record performance from Escobal in Guatemala and excellent progress growing gold production in Peru and Canada. We achieved commercial production at Shahuindo in May and have seen our Peruvian operations perform very well. With the completion of the Lake Shore Gold acquisition in April, we have added significant gold production in Canada, as well a number of very attractive growth opportunities around the Timmins Camp. Given our low-cost operations and higher precious metals prices, we achieved record operating cash flow per share in the first half of the year. Our balance sheet remains strong which will sustain our dividends program and allow us to execute our growth initiatives at Shahuindo and the Timmins operations.”

Improvements to 2016 Guidance

Based on operating results during the first six months of 2016, and expectations for the second half of the year, the Company expects to achieve the top end of its 2016 guidance for silver production of 18 to 21 million ounces of silver in concentrates. The Company’s 2016 gold production guidance remains unchanged at 370,000 to 430,000 ounces.

Total cash costs and AISC for silver are expected to beat the 2016 guidance ranges announced on April 4, 2016. As a result, the Company today announced improved guidance ranges for these measures, which are provided below. Total cash costs and AISC for gold remain unchanged. (See “2016 Guidance” for more information.)

Cost Category	Prior Guidance Range	New Guidance Range
Silver Total Cash Cost	$7.50 - $8.50	$5.50 - $6.50
Silver AISC	$10.00 - $11.00	$8.00 - $9.00

Financial and Operating Performance Summary

(In US$ millions unless otherwise stated)			Q2 2016	Q2 YTD 2016
•	Revenue		$228.3	$360.4
•	Earnings		$16.7 ($0.05/share)	$54.6 ($0.20/share)
•	Adjusted earnings		$57.9 ($0.19/share)	$93.4 ($0.35/share)
•	Operating cash flow(1)		$116.0 ($0.38/share)	$185.3 ($0.69/share)
•	Production (ounces)
	o	Silver in concentrate	5.7 million	11.4 million
	o	Gold(2)	109,687	167,168
•	Sales (ounces)
	o	Silver in concentrates	5.2 million	9.8 million
	o	Gold	106,465	157,063
•	Realized prices ($/ounce)
	o	Silver in concentrates	$18.95	$17.36
	o	Gold in concentrates	$1,362	$1,363
	o	Gold in doré	$1,255	$1,228
•	Total cash costs ($/ounce)(3)
	o	Silver produced	$6.07	$5.29
	o	Gold produced	$647	$645
•	All-in sustaining costs ($/ounce)(3)
	o	Silver produced	$8.16	$7.06
	o	Gold produced	$973	$930
•	Dividends to shareholders		$18.4	$32.1

Footnotes:

(1)	Refers to cash flow from operating activities before changes in working capital.
(2)	Includes non-commercial production ounces from Shahuindo in Peru.
(3)	Net of by-product credits.

The difference between net earnings and adjusted net earnings in Q2 2016 and Q2 YTD 2016 mainly reflected the impact of $10.3 million and $11.0 million, respectively, of transaction costs related to the acquisition of Lake Shore Gold on April 1, 2016 and a $32.3 million non-cash loss related to the redemption of Lake Shore Gold’s 6.25% convertible debentures into Tahoe shares. The loss on debentures was attributable to the appreciation of Tahoe’s share price between the date of the Lake Shore Gold acquisition and the completion of the redemption on May 16, 2016.

Silver Operations

Escobal

Average mill throughput at the Escobal mine during Q2 2016 was 4,388 tonnes per day (“tpd”) with an average silver head grade of 509 grams per tonne (“gpt”) compared to average mill throughput of 4,288 tpd with an average silver head grade of 422 gpt in Q2 2015. The mine produced metal concentrates containing 5.7 million ounces of silver, 2,711 ounces of gold, 2,699 tonnes of lead and 4,037 tonnes of zinc during Q2 2016 compared to 4.5 million ounces of silver, 2,069 ounces of gold, 1,958 tonnes of lead and 2,954 tonnes of zinc for the same period in 2015. The average silver recovery to concentrates was 87.6% versus 84.8% in Q2 2015.

During Q2 2016, 6,024 dry metric tonnes of lead concentrate and 7,523 dry metric tonnes of zinc concentrate containing approximately 5.2 million payable ounces of silver were shipped and sold to third party smelters. Concentrate sales during the quarter generated $103.7 million in revenues at mine operating costs of $53.8 million resulting in mine operating earnings of $49.9 million. Cost and productivity improvements in the mine and mill, coupled with favorable diesel fuel prices, continue to drive production costs lower. Every 10% change in the price of diesel fuel impacts Escobal’s total cash costs and AISC by approximately $0.10 per ounce. The average price of diesel fuel used in power generation in the first half of 2016 was $1.60 per gallon compared to an assumed price of $2.60 per gallon used for the Company’s original 2016 cost guidance.

Escobal Unit Costs ($/Tonne)
	2014	2015	Q2 YTD 2016
Mine Operations	$42.76	$38.66	$34.82
Process Operations	$31.20	$20.59	$21.90
Site G&A	$21.84	$19.86	$16.52
Total Operating Costs	$95.80	$79.11	$73.24

A total of 2,274 metres of development was completed during Q2 2016, with the majority of production coming from transverse long-hole stopes in the Central Zone and initial production from five stopes in the East Zone.

Gold Operations

La Arena

A total of 3.8 million tonnes of ore at an average grade of 0.48 gpt was placed on the leach pad during Q2 2016. Ore tonnes mined totaled 4.0 million tonnes at a strip ratio of 2.08 tonnes of waste per tonne of ore mined.

There were 50,864 gold ounces produced in doré and 42,870 gold ounces sold during Q2 2016. Production during the quarter, and the year to date, benefited from positive grade reconciliations. Gold sales during the quarter generated $63.9 million in revenue at mine operating costs of $43.2 million resulting in mine operating earnings of $20.7 million.

Total cash costs per ounce of gold produced, net of by-product credits, averaged $649 in Q2 2016, while AISC for the same period averaged $880 per ounce.

Sustaining capital projects during Q2 2016 included planned extensions to the leach pad and the waste dump. These projects remain on schedule to meet 2016 production requirements.

Shahuindo

Construction and commissioning was completed on schedule with commercial production commencing effective May 1, 2016. Gold produced in doré during Q2 2016 totaled 16,945 ounces (including 5,816 ounces of pre-commercial production). A total of 0.9 million tonnes was placed on pads during Q2 2016 at an average grade of 0.84 gpt gold. The strip ratio was 0.81 tonnes of waste rock per tonne of ore mined.

Gold sales during Q2 2016 totaled 22,093 ounces, of which 16,842 ounces represented commercial sales. The 16,842 ounces of commercial sales generated revenue of $21.5 million at mine operating costs of $8.1 million resulting in mine operating earnings of $13.4 million. Proceeds from the 5,251 ounces of non-commercial sales were credited against capital expenditures during the quarter.

Total cash costs per ounce of gold produced, net of by-product credits, averaged $684 in Q2 2016, while AISC for the same period averaged $997 per ounce. Total cash costs and AISC relate only to commercial ounces produced.

Capital projects during Q2 2016 included construction of the second leach pad, which advanced to 86% completion with 4.0 hectares of liner placed at the end of the quarter. Construction of the life-of-mine waste dump facility platform and foundation were in progress at quarter end as was preparation for additional haul roads.

Given the leaching and percolation characteristics experienced in full-scale operations, the Company has elected to bring forward the installation of the crushing and agglomeration circuit from 2018 to 2017. This is expected to increase gold recovery and to optimize long-term production.

The crushing, agglomeration and stacking circuit will be constructed in two stages, with the first stage designed to an average throughput of 12,000 tpd and the second stage designed to an average throughput of 24,000 tpd (total 36,000 tpd). Engineering, equipment selection and vendor selection for the 12,000 tpd circuit have been completed; site layout definition, earthworks and civil works engineering is nearing completion. Commissioning of the 12,000 tpd circuit is scheduled for March 2017. Engineering and procurement for the 24,000 tpd circuit will begin in Q1 2017 with construction beginning in Q3 2017 for an anticipated commissioning in Q1 2018. Total project capital is estimated to be $75 to $80 million.

Timmins Mines

A total 300,115 tonnes were processed from mine production at the Company’s Timmins mines (includes the Timmins West and Bell Creek mining operations) during Q2 2016 at an average grade of 4.18 gpt. A total of 39,167 gold ounces were produced in Q2 2016 while 31,150 ounces were sold. Sales during the quarter generated $39.1 million in revenues at mine operating costs of $33.2 million for mine operating earnings of $5.9 million.

Total cash costs per ounce of gold produced, net of by-product credits, averaged $634 in Q2 2016, while AISC for the same period averaged $1,087 per ounce.

Underground ramp and sublevel development at both Timmins West and Bell Creek continued in Q2 2016 in support of the life-of-mine production schedules, with 4,828 meters of total development completed during the second quarter. At Timmins West, progress was made on the infrastructure development at the 144 Gap deposit and included ramp, raise and lateral development to access the resource.

During Q2 2016, work commenced on the Bell Creek shaft project, a project approved by the Company’s Board of Directors on May 3, 2016. The shaft currently extends to a depth of approximately 300 metres and is used for secondary escape and ventilation. The mine is accessed using a surface ramp. The project, when complete, will extend the shaft to the 1080 metre level elevation and equip the shaft to hoist ore and waste. The benefit of deepening the shaft is to allow lower cost production at higher production rates and accelerated delineation of the deep resources as well as exploration at depth. The project is anticipated to cost approximately $80 million including a new hoist and headframe and is expected to be executed over the next 2.5 years.

Also during Q2 2016, the Company acquired a 2% net smelter return royalty related to production at Bell Creek from Goldcorp Inc. and signed a letter of intent with Goldcorp to acquire the 30% of the Whitney Project that Tahoe does not already own. The Whitney Project covers nearly 9 km2 of highly prospective property located approximately 4 km from the Bell Creek Mill in Timmins, Ontario. Current Measured and Indicated mineral resources for the Whitney Project total 3.2 million tonnes at an average gold grade of 6.85 gpt containing 708,600 ounces of gold.

Lake Shore Gold Convertible Debentures

Lake Shore Gold had outstanding a class of 6.25% convertible unsecured debentures (the “Debentures”), which were governed by an indenture dated September 7, 2012, as supplemented effective April 1, 2016. On April 1, 2016, as a result of the completion of Tahoe’s acquisition of Lake Shore Gold, Lake Shore Gold gave notice of its offer to purchase for Tahoe Shares all of its outstanding Debentures at 100% of the principal amount plus accrued and unpaid interest (the “Change of Control Offer”).

Concurrently with the Change of Control Offer, Lake Shore Gold gave notice of its election to redeem the Debentures on May 16, 2016 at a price equal to their principal amount plus accrued and unpaid interest. Lake Shore Gold elected to satisfy its obligation to repay the principal amount of the Debentures by issuing Tahoe Shares to the holders of the Debentures. The number of Tahoe Shares to be issued was determined by dividing the aggregate principal amount of the outstanding Debentures redeemed by 95% of the volume weighted average trading price of Tahoe Shares for the 20 trading days ending on and including May 9, 2016.

Debentureholders maintained the right to convert the Debentures at any time prior to May 13, 2016 at a conversion price of CAD$9.5433 per Tahoe Share, being a conversion rate of 104.7856 Tahoe Shares per $1,000 principal amount of the Debentures. An aggregate of 10,611,411 Tahoe Shares were issued pursuant to the exercise of conversion rights available to the debentureholders. The debentures remaining outstanding after the voluntary conversions were redeemed by Lake Shore Gold on May 16, 2016 for an aggregate of 122,264 Tahoe Shares, and the debentures were delisted from trading on the Toronto Stock Exchange at the close of business that day. As a result of the redemption of the remaining debentures, the Company recognized a non-cash loss of $32.3 million during Q2 2016. See the “Selected Consolidated Financial Results – Review of Consolidated Financial Results – Q2 YTD 2016 vs. Q2 YTD 2015 – Other Expense – Loss on Debenture” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2016.

2016 Guidance(1)(2)(3)(4)(5)(6)(7)

The Company announced revised guidance on April 4, 2016 to reflect the acquisition of Lake Shore Gold, with the financial and operating results for Tahoe’s Lake Shore Gold Division being included in the Company’s consolidated results effective April 1, 2016. Based on operating results in the first six months of 2016, the Company has improved the guidance for total cash costs and AISC for silver ounces produced. Current guidance for the full-year 2016 is summarized below.

	2016 Guidance	Q2 YTD Actual
2016 Silver Production	18 – 21 moz	11.4 moz
2016 Gold Production	370 – 430 koz	167 koz
Total cash cost per silver oz produced	$5.50 – $6.50/oz	$5.29
AISC per silver oz produced	$8.00 – $9.00/oz	$7.06
Total cash cost per gold oz	$675 – $725/oz	$645
AISC per gold oz produced	$950 – $1000/oz	$930
Sustaining capital (incl. capitalized exploration)	$115 – $135 million	$41
Project capital	$80 – $105 million	$50
Exploration expense	$15 – $20 million	$3
Corporate G&A	$45 – $50 million	$31

Footnotes:

(1)	See “Forward-Looking Statements” and “Cautionary Note on Non-GAAP Financial Measures”.
(2)	Assumes the following metals prices: $1,300/oz gold; $1,984/tonne lead; $1,984/tonne zinc.
(3)	Assumes payable by-product metal production: 10,154 ozs gold; 8,870 tonnes lead; 11,844 tonnes zinc.
(4)	By-product credits per ounce of silver: gold $0.63; lead $0.84; zinc $1.13; total $2.60.
(5)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces in doré (gold).
(6)

2016 Guidance figures presented are for the Escobal, La Arena and Shahuindo mines – full year of production and the Timmins mines – nine months of production based on acquisition date of April 1, 2016.

(7)	Corporate G&A includes non-cash, stock-based compensation.

Corporate Reorganization

Tahoe announced today a number of management changes designed to maximize future success as the Company shifts its strategic focus. Within a twelve month period, Tahoe completed two significant mergers at the market bottom, delivering long-life, low-cost operations, multiple-mine diversity, balance sheet strength and a number of future growth opportunities. The Company’s corporate strategy is now focused on harvesting existing assets within the project portfolio, which is resulting in a realignment of talent within the organization.

Effective August 16th, Ron Clayton will be promoted from President & COO to President & CEO for Tahoe Resources Inc. Mr. Clayton joined Tahoe prior to the Company’s IPO in 2010, was instrumental in the design and development of the Escobal mine and led two successful post-merger integration efforts. As CEO, Mr. Clayton will also join the Company’s Board of Directors. Kevin McArthur will retain his duties as Executive Chair and will work closely with Mr. Clayton on strategic, organizational and corporate communications matters.

Also effective August 16, 2016, Elizabeth McGregor will become Vice President & CFO. Currently the Company’s Vice President and Treasurer, Ms. McGregor previously served as the Controller of Minera San Rafael in Guatemala. Mark Sadler, currently Vice President & CFO, is moving to the position of Vice President, Project Development, where he will continue to direct the metals marketing division. Mr. Sadler will also direct the development group responsible for financing and executing new mine projects, namely the La Arena sulfide project in Peru and the Fenn-Gib and other projects in Canada.

Tom Fudge will become Vice President, Operations effective August 16, 2016. Mr. Fudge was responsible for the start-up of operations and ongoing improvements at the Escobal mine, in addition to providing strong leadership to the Guatemalan division. Replacing Mr. Fudge in Guatemala is David Howe, who joins Tahoe as Vice President Operations, Guatemala and Managing Director, Minera San Rafael. Mr. Howe has extensive experience in Latin America, most recently serving as Vice President, Operations with Endeavour Silver.

Phil Dalke has been promoted to Vice President, Peru Operations and Managing Director, Rio Alto SAC. Mr. Dalke was most recently the Operations Manager of the Escobal mine in Guatemala and has many years of mining experience in Peru. Tim Williams has departed as Vice President Operations in order to pursue other opportunities. The Company wishes to thank Mr. Williams for his many years of service developing the La Arena and Shahuindo operations.

Finally, Peter Van Alphen will serve as Vice President, Timmins Operations in Ontario. Mr. Van Alphen will be responsible for operations at Bell Creek and Timmins West and for overseeing the growth initiatives at the Company’s Timmins mines.

The Company wishes to thank and congratulate these members of the Tahoe management team who have been instrumental to the Company’s success, and wishes them the best in their new positions. These moves are designed to ensure continuity and consistency in operations and will lead to greater managerial depth and strength going forward.

Conference Call

Tahoe’s senior management will host a conference call to discuss the second quarter and first half 2016 results on Wednesday, August 10, 2016 at 10:00 a.m. ET (7:00 a.m. PT). To join the call please dial 1-800-319-4610 (toll free from Canada and the U.S.) or +1-604-638-5340 (from outside Canada and the U.S.). A recording of the call will be available later in the day on the Company’s website.

Complete financial results as well as the Company’s management discussion and analysis and other filings will be filed on SEDAR (www.sedar.com) and the Company’s website
(www.tahoeresources.com).

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Qualified Person Statement

Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

Whitney Project NI 43-101 Technical Report

Measured and Indicated mineral resources for the Whitney Project reported in this news release are from the technical report entitled, Technical Report and Resource Estimate on the Upper Hallnor, C-Zone, and Broulan Reef Deposits, Whitney Gold Property, Timmins Area, Ontario, Canada, dated February 26, 2014 with an effective date of January 14, 2014, prepared for Temex Resources Corp.

Cautionary Note on Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings and adjusted earnings per share. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine produces primarily silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “byproduct”. The Company’s La Arena, Shahuindo and Timmins mines produce primarily gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered byproduct. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of byproduct credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Consolidated adjusted earnings (loss) and consolidated adjusted earnings (loss) per share

The Company has adopted the reporting of consolidated adjusted earnings (loss) (“adjusted earnings (loss)”) and consolidated adjusted earnings (loss) per share (“adjusted earnings (loss) per share”) as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings (loss) or consolidated earnings (loss) per share and should be read in conjunction with such GAAP measures. Adjusted earnings (loss) and adjusted earnings (loss) per share are calculated as earnings (loss) excluding i) non-cash impairment losses and reversals on mineral interest and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives, v) non-recurring provisions, vi) gains or losses on sale of assets and vii) any other non-recurring adjustments and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance. The Company calculates adjusted earnings (loss) and adjusted earnings (loss) per share on a consolidated basis.

Total cash costs and total production costs

The Company reports total cash costs and total production costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”) for the reporting of cash costs (silver) and the generally accepted standard of reporting cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the production costs associated with an ounce of silver or gold, the Company deducts byproduct credits from sales which are incidental to producing silver and gold.

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver and gold from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

For additional information regarding these non-GAAP measures (including reconciliations to IFRS measures and by-product credit calculations, as applicable), see Tahoe’s management’s discussion and analysis for the three and six months ended June 30, 2016 available at www.tahoeresources.com and on SEDAR at www.sedar.com. For information on how Lake Shore Gold has historically disclosed these non-GAAP measures (including reconciliations to IFRS measures, as applicable), see Lake Shore Gold’s management’s discussion and analysis for the year ended December 31, 2015, also available on SEDAR.

Forward-Looking Statements

This release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions or statements identify forward-looking statements. Forward-looking statements include, but are not limited to, statements related to the following: the 2016 operations outlook and production guidance, including estimates related to gold and silver mineral reserves and mineral resources, production, total cash cost per ounce, all-in sustaining cost per ounce, capital expenditures, corporate general and administration expenses and exploration expenses; growing gold production to over 550,000 ounces by 2020; increasing mineral reserves and mineral resources in Canada by 2 to 4 million ounces over the next four years; increasing mineral reserves and mineral resources in order to add mine life in all operations; growing the Lake Shore Gold Division production to over 250,000 ounces per year by 2020; meeting targeted total annual production in Peru at 300,000 ounces; re-commissioning and deepening the shaft at the Bell Creek Mine to more than double production at that operation; advancing the Whitney Project, including accelerating exploration drilling; advancing the 144 Gap Deposit, including accelerating exploration drilling and moving into commercial production in 2017; advancing an exploration drilling program at Gold River; possible expansion of the Bell Creek Mill to 5,500 tonnes per day; completing drilling programs at Escobal to support an increase in reserve life to over 20 years; the timing for the feasibility study for the development of the sulfide deposit at La Arena; planned extensions of the leach pads and the waste dump at La Arena; the continued commercial production at Shahuindo; the installation of underground dewatering wells and the commencement of underground exploration drilling at Escobal; the timing of sustaining capital projects; the expectation of meeting production targets; the preparation of a new geological model and project scoping study at La Arena during 2016; and the timing and cost of the design, procurement, and construction of the crushing and agglomeration plant at Shahuindo.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Timmins West and Bell Creek mines; the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on SEDAR under the heading “Description of Our Business – Risk Factors”.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

For further information, please contact:

Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298

Selected Consolidated Financial Results

			Q2 YTD	Q2 YTD
	Q2 2016(2)	Q2 2015(1)	2016(2)	2015(1)
Metal Sold
Silver (000’s ozs)	5,212	3,840	9,780	8,480
Gold (ozs) (8)	106,465	61,734	157,063	63,907
Lead (t)	2,402	1,602	4,788	3,812
Zinc (t)	3,513	2,507	6,849	6,002
Realized Price
Silver in concentrate (per oz)	$18.95	$15.29	$17.53	$16.32
Gold in concentrate (per oz)	$1,362	$1,089	$1,363	$1,157
Gold in doré (per oz)	$1,255	$1,182	$1,228	$1,182
Lead (per t)	$1,779	$2,330	$1,685	$2,002
Zinc (per t)	$2,237	$2,127	$2,057	$2,066
LBMA/LME Price(3)
Silver (per oz)	$16.78	$16.41	$15.82	$16.56
Gold (per oz)	$1,259	$1,193	$1,221	$1,206
Lead (per t)	$1,719	$1,947	$1,731	$1,876
Zinc (per t)	$1,918	$2,195	$1,799	$2,138
Revenues	$228,251	$133,812	$360,384	$219,094
Earnings from operations	$65,022	$2,615	$111,377	$41,303
Adjusted earnings (loss)	$57,873	$(2,428)	$93,362	$29,294
Adjusted earnings (loss) per common share
Basic	$0.19	$(0.01)	$0.35	$0.16
Diluted	$0.19	$(0.01)	$0.35	$0.16
Earnings (loss) attributable to common shareholders	$16,742	$(9,339)	$54,550	$22,551
Earnings (loss) per common share
Basic	$0.05	$(0.04)	$0.20	$0.12
Diluted	$0.05	$(0.04)	$0.20	$0.12
Dividends paid	$18,419	$13,589	$32,076	$22,450
Cash flow provided by operating activities before changes in working capital	$115,951	$28,027	$185,270	$76,920
Cash flow provided by operating activities	$37,678	$34,450	$62,971	$60,224
Cash and cash equivalents	$151,707	$112,222	$151,707	$112,222
Total assets	$2,981,740	$2,176,837	$2,981,740	$2,176,837
Total long-term liabilities	$269,984	$243,402	$269,984	$243,402
Costs per silver ounce produced
Total cash costs net of by-product credits(4)(5)	$6.07	$9.27	$5.29	$8.17
All-in sustaining costs per silver ounce net of by-product credits(4)(7)	$8.16	$12.87	$7.06	$11.31
Costs per gold ounce produced
Total cash costs net of by-product credits(4)	$647	$540	$645	$540
All-in sustaining costs per gold ounce net of by- product credits(4)(6)	$973	$664	$930	$664